UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. ___)*

Under the Securities Exchange Act of 1934

GIANT INDUSTRIES, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

        374508109

(CUSIP Number)

Michael C. Neus

Perry Corp.

767 Fifth Avenue, 19th Floor

New York, New York 10153

(212) 583-4000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

              May 31, 2007

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)

Page 1 of 14 Pages

Exhibit Index: Page 8

CUSIP No. 374508109	Page 2 of 14 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

Perry Corp.

2	Check the Appropriate Box If a Member of a Group (See Instructions)
		a.	☐
		b.	☐
3	SEC Use Only
4	Source of Funds (See Instructions)

WC

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

New York

	7	Sole Voting Power
Number of Shares		663,999
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 663,999
	10	Shared Dispositive Power
		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

663,999

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented By Amount in Row (11)

4.54%

14	Type of Reporting Person (See Instructions)

IA, CO

CUSIP No. 374508109	Page 3 of 14 Pages

1        Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

Richard C. Perry

2	Check the Appropriate Box If a Member of a Group (See Instructions)
		a.	☐
		b.	☐
3	SEC Use Only
4	Source of Funds (See Instructions)

WC

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

United States

	7	Sole Voting Power
Number of Shares		663,999 (all shares beneficially owned by Perry Corp.)
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 663,999 (all shares beneficially owned by Perry Corp.)
	10	Shared Dispositive Power
		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

663,999

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented By Amount in Row (11)

4.54%

14	Type of Reporting Person (See Instructions)

IN, HC

CUSIP No. 374508109	Page 4 of 14 Pages

Item 1.	Security and Issuer.

This Statement on Schedule 13D relates to shares of common stock, par value $0.01 per of Giant Industries, Inc., a Delaware corporation (the “Issuer”) acquired by private investment funds managed by Perry Corp. (the “Shares”). On the Date of Event, the private investment funds acquired beneficial ownership of more than 5.0% of the Shares outstanding. On the same date, the private investment funds disposed of Shares such that their beneficial ownership as of the close of business on the Date of Event was less than 5.0% of the Shares outstanding. The address of the principal executive office of the Issuer is 23733 North Scottsdale Road, Scottsdale, AZ 85255.

Item 2.	Identity and Background.

This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

This statement on Schedule 13D is filed on behalf of Perry Corp., a New York corporation, and Richard C. Perry, an American citizen. Perry Corp. is a registered investment adviser that serves as a general partner and/or provides asset management services to private investment funds. Richard C. Perry is the President, sole director, and sole stockholder of Perry Corp. The principal business address of Perry Corp. and Richard C. Perry is 767 Fifth Avenue, 19th Floor, New York, NY 10153. A joint filing agreement of Perry Corp. and Richard C. Perry is attached hereto as Exhibit A.

The names, citizenship, business addresses and principal occupations of each of the directors and executive officers of Perry Corp. (other than Richard C. Perry) are set forth in Exhibit B, which is incorporated herein by reference.

During the last five years, neither Perry Corp., Richard C. Perry, nor any of the persons listed in Exhibit B has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares were acquired by two or more private investment funds for which Perry Corp. acts as a general partner and/or investment adviser. The source of funds for the purchase of the Shares was the working capital of such investment funds. The total purchase price for the Shares was $50,957,731.39. The Shares may be held in margin accounts established with various brokers by two or more private investment funds for which Perry Corp. acts as a general partner and/or investment adviser.

Item 4.	Purpose of Transaction.

The Shares were acquired in the ordinary course of business by two or more private investment funds for which Perry Corp. acts as a general partner and/or investment adviser, and were not acquired with the purpose or intent of changing or influencing the control of the Issuer. This Schedule 13D is being filed as a result of the merger of the Issuer on the Date of Event with Western Refining, Inc., a party unrelated to Perry Corp. Although the merger involved a party unrelated to Perry Corp., as a result of the merger, Perry Corp. could be deemed, as of the Date of Event, to hold the Shares with the effect of changing or influencing control of the Issuer. Prior to consummation of the merger transaction, the Reporting Persons communicated with management  of the Issuer their view that  the acquisition price in the merger  undervalued the  Issuer.

CUSIP No. 374508109	Page 5 of 14 Pages

Perry Corp. reviews its holdings of the Issuer on an ongoing basis. Except as otherwise described herein, none of Perry Corp., Richard C. Perry or the persons listed on Exhibit B have any current plans or proposals which relate to or would result in any of the transactions or changes contemplated in Items 4(a) through 4(j) of Schedule 13D. Such person may, at any time and from time to time, review or reconsider their position and formulate such plans or proposals.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) As of the Date of Event, Perry Corp. was the indirect beneficial owner of 663,999 Shares, which constitutes 4.54% of the Issuer’s outstanding Shares, based upon 14,639,312 Shares outstanding as of May 1, 2007. Perry Corp. has sole power to vote and sole power to dispose of the 663,999 Shares. By virtue of his position as President and sole stockholder of Perry Corp., Richard C. Perry may be considered to indirectly beneficially own such Shares.

(c)           Except for the transactions listed on Exhibit C attached hereto, all of which were open market transactions made on the New York Stock Exchange by private investment funds for which Perry Corp. acts as a general manager and/or investment advisor, there have been no purchases or sales of Shares during the sixty days prior to the date of this Statement on Schedule 13D by either Perry Corp. or Richard C. Perry.

(d)           The limited partners of (or investors in) each of two or more private investment funds for which Perry Corp. acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

(e)           On the Date of Event, each of the Reporting Persons ceased to be the beneficial owner of more than 5.0% of the Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the arrangements described in Item 5(d) above, to the best knowledge of Perry Corp., there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. The Reporting Persons have from time to time held long or short derivative or option positions whose economic effect may be based on, or derived from, the value of the Shares. Prior to and on the Date of Event, the Reporting Persons held such option positions.

Item 7.	Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement, dated as of June 8, 2007, by and among Perry Corp. and Richard C. Perry.

Exhibit B – Executive Officers and Directors of Perry Corp. (other than Richard C. Perry).

Exhibit C – Schedule of transactions in the Shares taking place during the 60-day period preceding this filing.

CUSIP No. 374508109	Page 6 of 14 Pages

Exhibit D - Power of Attorney, dated June 21, 2005.

CUSIP No. 374508109	Page 7 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 8, 2007	PERRY CORP.
	By:	/s/ Michael Neus *
	Name:	Richard C. Perry
	Title:	President

Date: June 8, 2007	RICHARD C. PERRY
	By:	/s/ Michael Neus *

*By Michael Neus, attorney-in-fact

CUSIP No. 374508109	Page 8 of 14 Pages

EXHIBIT INDEX

Page No.

A.	Joint Filing Agreement, dated as of June 8, 2007, by and among Perry Corp. and Richard C. Perry	9
B.	Executive Officers and Directors of Perry Corp. (other than Richard C. Perry)	10
C.	Schedule of transactions in the Shares taking place during the 60-day period preceding this filing	11
D.	Power of Attorney, dated June 21, 2005	14

CUSIP No. 374508109	Page 9 of 14 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of Giant Industries, Inc., and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: June 8, 2007	PERRY CORP.
	By:	/s/ Michael Neus *
	Name:	Richard C. Perry
	Title:	President

Date: June 8, 2007	RICHARD C. PERRY
	By:	/s/ Michael Neus *

*By Michael Neus, attorney-in-fact

CUSIP No. 374508109	Page 10 of 14 Pages

EXHIBIT B

Executive Officers and Directors of Perry Corp. (other than Richard C. Perry)

Name	Title
Randall Borkenstein	Chief Financial Officer and Treasurer
Michael C. Neus	General Counsel and Secretary
Paul Leff	Managing Director and Chief Investment Officer
Carl Berg	Managing Director
Lance Rosen	Managing Director
Elizabeth Haase	Managing Director
Daniel Goldring	Managing Director
Alp Ercil	Managing Director
Ori Uziel	Managing Director
Matthew Etheridge	Managing Director
Andy Isikoff	Managing Director
Dave Russekoff	Managing Director
Rob Stern	Managing Director
Emma Warson	Managing Director

Each of the persons listed above is a citizen of the United States of America, except for Emma Warson, who is a citizen of the United Kingdom.  The business address for each of the persons listed above is: c/o Perry Corp., 767 Fifth Avenue, 19th Floor, New York, NY 10153.

CUSIP No. 374508109	Page 11 of 14 Pages

EXHIBIT C

Recent Transaction in the Securities of Giant Industries, Inc.

For the Account of	Date of Transaction	Nature of Transaction	Number of Securities	Price
Perry Partners International Inc.	04/02/07	BUY	35,290	75.4990
Perry Partners International Inc.	04/03/07	BUY	107,130	71.9831
Perry Partners International Inc.	04/03/07	BUY	49,840	72.2588
Perry Partners International Inc.	04/03/07	BUY	3,786	72.3289
Perry Partners International Inc.	04/03/07	SELL	17,702	72.4784
Perry Partners International Inc.	04/03/07	SELL	55,731	73.0994
Perry Partners International Inc.	04/04/07	SELL	19,218	73.5331
Perry Partners International Inc.	04/05/07	SELL	35,588	73.9721
Perry Partners International Inc.	04/09/07	BUY	15,868	73.8246
Perry Partners International Inc.	04/09/07	BUY	599	73.0000
Perry Partners International Inc.	04/10/07	BUY	48,566	71.5432
Perry Partners International Inc.	04/10/07	BUY	9,387	71.6594
Perry Partners International Inc.	04/10/07	BUY	1,429	71.5300
Perry Partners International Inc.	04/11/07	SELL	21,427	73.3165
Perry Partners International Inc.	04/12/07	BUY	7,500	72.7410
Perry Partners International Inc.	04/13/07	BUY	10,356	73.5000
Perry Partners International Inc.	04/13/07	SELL	35,711	73.9763
Perry Partners International Inc.	04/16/07	SELL	17,855	74.3798
Perry Partners International Inc.	04/17/07	SELL	21,426	74.5831
Perry Partners International Inc.	04/18/07	SELL	2,786	74.6000
Perry Partners International Inc.	04/19/07	SELL	1,429	74.6005
Perry Partners International Inc.	04/20/07	SELL	11,570	74.6242
Perry Partners International Inc.	04/23/07	SELL	12,785	74.7485
Perry Partners International Inc.	04/24/07	SELL	3,571	74.8500
Perry Partners International Inc.	04/25/07	SELL	7,214	75.0935
Perry Partners International Inc.	04/26/07	BUY	74	74.9200
Perry Partners International Inc.	04/30/07	BUY	7,857	74.8096
Perry Partners International Inc.	05/01/07	BUY	837	74.7500
Perry Partners International Inc.	05/02/07	BUY	2,661	74.7386
Perry Partners International Inc.	05/04/07	SELL	29,025	75.4435
Perry Partners International Inc.	05/07/07	BUY	431	75.1000
Perry Partners International Inc.	05/08/07	BUY	4,183	75.0578
Perry Partners International Inc.	05/09/07	BUY	3,803	75.3006
Perry Partners International Inc.	05/09/07	SELL	3,585	75.5510
Perry Partners International Inc.	05/10/07	SELL	17,923	75.5964
Perry Partners International Inc.	05/10/07	SELL	17,923	75.6000
Perry Partners International Inc.	05/11/07	SELL	34,985	75.7321
Perry Partners International Inc.	05/11/07	SELL	26,884	75.6933
Perry Partners International Inc.	05/15/07	SELL	72	75.8000
Perry Partners International Inc.	05/16/07	BUY	19,758	75.2320
Perry Partners International Inc.	05/17/07	BUY	5,389	75.2247
Perry Partners International Inc.	05/18/07	BUY	718	75.2938
Perry Partners International Inc.	05/18/07	BUY	2,449	75.4000
Perry Partners International Inc.	05/21/07	BUY	28,342	75.4722
Perry Partners International Inc.	05/21/07	BUY	110,998	75.6703
Perry Partners International Inc.	05/22/07	BUY	161,653	76.0945

CUSIP No. 374508109	Page 12 of 14 Pages

Perry Partners International Inc.	05/23/07	BUY	34,512	76.2570
Perry Partners International Inc.	05/24/07	BUY	68,575	75.9648
Perry Partners International Inc.	05/25/07	BUY	4,736	76.2243
Perry Partners International Inc.	05/29/07	BUY	6,469	76.0000
Perry Partners International Inc.	05/29/07	BUY	69,608	77.1105
Perry Partners International Inc.	05/29/07	SELL	57,050	77.1882
Perry Partners International Inc.	05/29/07	SELL	35,880	77.1750
Perry Partners International Inc.	05/29/07	SELL	71,760	77.2666
Perry Partners International Inc.	05/30/07	BUY	55,614	77.0054
Perry Partners International Inc.	05/30/07	BUY	17,940	77.0000
Perry Partners International Inc.	05/30/07	BUY	7,176	77.0000
Perry Partners International Inc.	05/31/07	BUY	13,707	77.1818
Perry Partners International Inc.	05/31/07	BUY	40,113	77.1700
Perry Partners International Inc.	05/31/07	BUY	130,603	77.2094
Perry Partners International Inc.	05/31/07	BUY	2,440	77.2350
Perry Partners International Inc.	05/31/07	BUY	19,806	77.2268
Perry Partners International Inc.	05/31/07	BUY	71,760	77.2275
Perry Partners International Inc.	05/31/07	BUY	85,538	77.2439
Perry Partners International Inc.	05/31/07	BUY	157,729	77.2300
Perry Partners International Inc.	05/31/07	BUY	19,590	77.1349
Perry Partners International Inc.	05/31/07	SELL	85,955	77.0000
Perry Partners International Inc.	05/31/07	SELL	190,027	77.0069
Perry Partners International Inc.	05/31/07	SELL	163,750	77.0069
Perry Partners International Inc.	05/31/07	SELL	74,070	77.0000

For the Account of	Date of Transaction	Nature of Transaction	Number of Securities	Price
Perry Partners L.P.	04/02/07	BUY	12,710	75.4990
Perry Partners L.P.	04/03/07	BUY	42,870	71.9831
Perry Partners L.P.	04/03/07	BUY	19,260	72.2588
Perry Partners L.P.	04/03/07	BUY	1,514	72.3289
Perry Partners L.P.	04/03/07	SELL	7,298	72.4784
Perry Partners L.P.	04/03/07	SELL	22,569	73.0994
Perry Partners L.P.	04/04/07	SELL	7,782	73.5331
Perry Partners L.P.	04/05/07	SELL	14,412	73.9721
Perry Partners L.P.	04/09/07	BUY	5,332	73.8246
Perry Partners L.P.	04/09/07	BUY	201	73.0000
Perry Partners L.P.	04/10/07	BUY	19,434	71.5432
Perry Partners L.P.	04/10/07	BUY	3,613	71.6594
Perry Partners L.P.	04/10/07	BUY	571	71.5300
Perry Partners L.P.	04/11/07	SELL	8,573	73.3165
Perry Partners L.P.	04/12/07	BUY	3,000	72.7410
Perry Partners L.P.	04/13/07	BUY	4,144	73.5000
Perry Partners L.P.	04/13/07	SELL	14,289	73.9763
Perry Partners L.P.	04/16/07	SELL	7,145	74.3798
Perry Partners L.P.	04/17/07	SELL	8,574	74.5831
Perry Partners L.P.	04/18/07	SELL	1,114	74.6000
Perry Partners L.P.	04/19/07	SELL	571	74.6005

CUSIP No. 374508109	Page 13 of 14 Pages

Perry Partners L.P.	04/20/07	SELL	4,630	74.6242
Perry Partners L.P.	04/23/07	SELL	5,115	74.7485
Perry Partners L.P.	04/24/07	SELL	1,429	74.8500
Perry Partners L.P.	04/25/07	SELL	2,886	75.0935
Perry Partners L.P.	04/26/07	BUY	26	74.9200
Perry Partners L.P.	04/30/07	BUY	3,143	74.8096
Perry Partners L.P.	05/01/07	BUY	263	74.7500
Perry Partners L.P.	05/02/07	BUY	839	74.7386
Perry Partners L.P.	05/04/07	SELL	11,575	75.4435
Perry Partners L.P.	05/07/07	BUY	69	75.1000
Perry Partners L.P.	05/08/07	BUY	1,317	75.0578
Perry Partners L.P.	05/09/07	BUY	1,197	75.3006
Perry Partners L.P.	05/09/07	SELL	1,415	75.5510
Perry Partners L.P.	05/10/07	SELL	7,077	75.5964
Perry Partners L.P.	05/10/07	SELL	7,077	75.6000
Perry Partners L.P.	05/11/07	SELL	13,815	75.7321
Perry Partners L.P.	05/11/07	SELL	10,616	75.6933
Perry Partners L.P.	05/15/07	SELL	28	75.8000
Perry Partners L.P.	05/16/07	BUY	7,742	75.2320
Perry Partners L.P.	05/17/07	BUY	2,111	75.2247
Perry Partners L.P.	05/18/07	BUY	282	75.2938
Perry Partners L.P.	05/18/07	BUY	951	75.4000
Perry Partners L.P.	05/21/07	BUY	11,158	75.4722
Perry Partners L.P.	05/21/07	BUY	43,702	75.6703
Perry Partners L.P.	05/22/07	BUY	63,647	76.0945
Perry Partners L.P.	05/23/07	BUY	13,588	76.2570
Perry Partners L.P.	05/24/07	BUY	27,000	75.9648
Perry Partners L.P.	05/25/07	BUY	1,864	76.2243
Perry Partners L.P.	05/29/07	BUY	2,556	76.0000
Perry Partners L.P.	05/29/07	BUY	27,392	77.1105
Perry Partners L.P.	05/29/07	SELL	22,450	77.1882
Perry Partners L.P.	05/29/07	SELL	14,120	77.1750
Perry Partners L.P.	05/29/07	SELL	28,240	77.2666
Perry Partners L.P.	05/30/07	BUY	21,886	77.0054
Perry Partners L.P.	05/30/07	BUY	7,060	77.0000
Perry Partners L.P.	05/30/07	BUY	2,824	77.0000
Perry Partners L.P.	05/31/07	BUY	5,393	77.1818
Perry Partners L.P.	05/31/07	BUY	15,787	77.1700
Perry Partners L.P.	05/31/07	BUY	51,397	77.2094
Perry Partners L.P.	05/31/07	BUY	960	77.2350
Perry Partners L.P.	05/31/07	BUY	7,794	77.2268
Perry Partners L.P.	05/31/07	BUY	28,240	77.2275
Perry Partners L.P.	05/31/07	BUY	33,662	77.2439
Perry Partners L.P.	05/31/07	BUY	62,071	77.2300
Perry Partners L.P.	05/31/07	BUY	7,710	77.1349
Perry Partners L.P.	05/31/07	SELL	33,826	77.0000
Perry Partners L.P.	05/31/07	SELL	74,782	77.0069
Perry Partners L.P.	05/31/07	SELL	64,442	77.0069
Perry Partners L.P.	05/31/07	SELL	29,149	77.0000

CUSIP No. 374508109	Page 14 of 14 Pages

EXHIBIT D

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that I, RICHARD Perry, hereby make, constitute and appoint each of PAUL LEFF and MICHAEL NEUS acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as an officer of, shareholder of or in other capacities with Perry Corp. ("Perry") and each of its affiliates or entities advised by me or Perry, all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 21st day of June 2005.

/s/ Richard Perry

Richard Perry